Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

February 2022

AEGON N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated February 9, 2022, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: February 9, 2022	By	/s/ J.H.P.M. van Rossum
J.H.P.M. van Rossum

Executive Vice President and Head of Corporate Financial Center

The Hague – February 9, 2022

Aegon reports fourth quarter 2021 results

Solid progress against strategic and financial objectives

•	Net result doubles compared with the fourth quarter of 2020 to EUR 526 million. Full-year 2021 net result of EUR 1,701 million, compared with EUR 55 million in 2020
•

Operating result decreases by 2% compared with the fourth quarter of 2020 to EUR 470 million, as adverse claims experience in the US and exceptional expenses more than offset increased fees from higher equity markets and the positive contribution from business growth. Full-year 2021 operating result of EUR 1,906 million, an increase of 11% from EUR 1,710 million in 2020

•

Cash Capital at Holding increases from EUR 961 million to EUR 1,279 million, mainly from EUR 417 million of free cash flow. Full-year free cash flow increases from EUR 530 million in 2020 to EUR 729 million in 2021

•

The capital ratios of all three main units remain above their respective operating levels; Group Solvency II ratio increases to 211%, reflecting the benefit from reinsuring part of the longevity exposure in the Netherlands

•	Proposed final 2021 dividend of EUR 0.09 per common share, which brings the full-year dividend to EUR 0.17 per common share or EUR 348 million

Statement of Lard Friese, CEO

“Our fourth quarter 2021 results demonstrate our progress in achieving our financial and strategic objectives. Our operating result for the quarter decreased only slightly – despite adverse claims experience mainly due to COVID-19 – as it was supported by increased fees from higher equity markets and a positive contribution from business growth.

We continued to invest in the expansion of our distribution network, while simultaneously improving the digital experience for customers, advisers, and employers. This resulted in solid growth in our US Life business, record-high asset balances in our Dutch mortgage and defined contribution businesses, and UK platform net deposits turning positive. In Asset Management, we recorded our tenth consecutive year of positive third-party net deposits. However, there is still more work to be done, for example, in attracting more customers to our US Retirement Plan business.

In the fourth quarter, we again released capital on attractive terms through the extension of the lump-sum buy-out program for certain variable annuities in the United States and the reinsurance of longevity risk in the Netherlands. We have also continued to improve our risk profile through a series of actions – including a reinsurance agreement – designed to reduce the volatility of mortality claims on a block of universal life policies in the United States.

Following our announced commitment to net-zero carbon emissions for our general account investment portfolio, we updated our exclusion criteria in early 2022 to further align our investments with this commitment. We will continue to do this regularly to further reflect the latest scientific findings on climate change in our investment approach.

The measures that we have taken to improve our operational performance and reduce our risk profile, together with support from favorable markets, resulted in free cash flow coming in well ahead of our earlier guidance. The sustainable growth in free cash flow allows us to grow our dividend. We will propose a final dividend for 2021 of 9 eurocents per common share at our 2022 Annual General Meeting, bringing the full-year dividend to 17 eurocents per common share.

I want to thank our employees who throughout 2021 have worked hard progressing towards our goals. Looking ahead to 2022, we will continue to make progress on delivering on our strategic objectives and our 2023 financial targets. We will continue the rigorous execution of our performance improvement plan and remain on track to reach our target of EUR 400 million expense savings by 2023, building on the EUR 244 million achieved so far. The actions we have taken to improve our performance provide us with confidence that we will deliver around EUR 1.2 billion operating capital generation from our units in 2022, barring unforeseen circumstances. These actions allow us to increase our expectation for 2022 free cash flow by EUR 100 million to EUR 550 to 600 million. Finally, we expect more linear growth in our dividend in 2022 versus the muted near-term growth outlook provided at the Capital Markets Day. This shows that we are on the right path to our 2023 target of around 25 eurocents dividend per share.”

Note: All comparisons in this release are against 4Q 2020, unless stated otherwise. See page 8 of this press release for key performance indicators.

Media relations	Investor relations	Conference call including Q&A (9:00 a.m. CET)
Dick Schiethart	Jan Willem Weidema	Audio webcast on aegon.com
+31 (0) 70 344 8821	+31 (0) 70 344 8028	United States: +1 720 452 7989
gcc@aegon.com	ir@aegon.com	United Kingdom: +44 330 336 9601
The Netherlands: +31 20 703 8218
Passcode: 3665580

The Hague – February 9, 2022

Strategic highlights

Aegon N.V.							unaudited

Strategic highlights - Focus. Execute. Deliver.

Key performance indicators

Notes	4Q 2021	4Q 2020	%	3Q 2021	%	FY 2021	FY 2020	%

Addressable expenses*	2,903	2,940	(1)	2,866	1	n/a	n/a
Change compared to FY 2019	(217)	(180)	(25)	(254)	14	n/a	n/a

Strategic Assets

Americas Individual Solutions - Life
New business strain (USD million)	69	87	(20)	65	7	279	323	(14)
New life sales (USD million)	95	83	14	87	10	360	302	19
MCVNB (USD million)	51	60	(16)	53	(4)	228	201	14

Americas Workplace Solutions - Retirement Plans Middle-Market
Net deposits (USD million)**	(652)	(600)	(9)	149	n.m.	(417)	(1,084)	61
Written sales (USD million)	1,320	1,181	12	1,304	1	4,862	3,649	33

The Netherlands
Mortgage origination (EUR million)	2,269	2,835	(20)	2,658	(15)	10,856	11,069	(2)
Workplace Solutions net deposits (EUR million)	187	310	(40)	182	2	739	798	(7)
Net growth Knab customers (‘000s of customers)	2.4	8.2	(71)	(1.8)	n.m.	16.7	32.9	(49)

United Kingdom
Platform expenses / AuA	21 bps	23 bps	(9)	21 bps	-	21 bps	24 bps	(13)
Annualized revenues gained/(lost) on net deposits (GBP million)	(2)	(4)	54	(3)	38	(7)	(8)	17
Workplace net deposits (GBP million)	542	(486)	n.m.	(405)	n.m.	1,493	1,104	35
Retail net deposits (GBP million)	(38)	(310)	88	(53)	29	(210)	(1,095)	81

Growth Markets (Spain & Portugal, China, Brazil)

New life sales (EUR million)	51	45	12	47	9	215	207	4
MCVNB (Life) (EUR million)	27	32	(18)	18	52	93	95	(2)
New premium production (P&C and A&H) (EUR million)	28	28	1	21	35	107	74	44

Asset management - Global Platforms

Operating margin (%)	11.7%	16.2%	(28)	12.5%	(7)	12.6%	10.9%	16
Net deposits (EUR million)	(1,968)	4,763	n.m.	1,158	n.m.	(2,870)	10,410	n.m.
of which Third-party (EUR million)	419	997	(58)	2,392	(82)	5,049	541	n.m.
Annualized revenues gained/(lost) on net deposits (EUR million)	1	2	(59)	4	(59)	9	11	(18)

Financial Assets

Americas - Variable Annuities
Capital generation (USD million)	228	567	(60)	(50)	n.m.	560	(74)	n.m.
Dynamic hedge effectiveness ratio (%)	98%	98%	-	86%	13	98%	97%	2
Americas - Long-Term Care
Capital generation (USD million)	41	36	14	118	(65)	373	101	n.m.
Actual to expected claim ratio (%) (IFRS)	77%	70%	10	83%	(7)	64%	79%	(19)
NPV of rate increases approved since end-2020 (USD million)	342	n/a	n.m.	309	11	n/a	n/a
The Netherlands - NL Life
Operating capital generation (EUR million)	56	13	n.m.	55	1	206	118	74
Remittances to Aegon NL (EUR million)	25	25	-	25	-	100	146	140
Solvency II ratio (%)	186%	159%	17	172%	8	186%	159%	17

* Trailing four quarters in constant currency. EUR million.

** Middle-Market Retirement Plans deposits for previous reporting periods have been updated to correct for a double count of intra-plan transfers. Account balances have not been impacted, as there was an offset in the market attribution. The cumulative adjustment for 2020 amounted to USD (648) for gross and net deposits and the equal and opposite amount for market impacts. The cumulative adjustment for 2021 amounted to USD (619) for gross and net deposits and the equal and opposite amount for market impacts.

4Q 2021 Results - 2

The Hague – February 9, 2022

Aegon’s strategy

Aegon is taking significant steps to transform the company in order to improve its performance and create value for its customers and shareholders. To ensure delivery against these objectives, a rigorous and granular operating plan has been developed across the Group. Aegon focuses on three core markets (the United States, the Netherlands, and the United Kingdom), three growth markets (Spain & Portugal, China, and Brazil) and one global asset manager. Aegon’s businesses within its core markets have been separated into Financial Assets and Strategic Assets. The aim is to release capital from Financial Assets and from businesses outside of Aegon’s core and growth markets, and to re-allocate capital to growth opportunities in Strategic Assets, growth markets and Asset Management. Throughout this transformation, the company aims to maintain a solid capital position in the business units and at the Holding. Through proactive risk management actions, Aegon is improving its risk profile and reducing the volatility of its capital ratios.

Operational improvement plan

Aegon has an ambitious plan that now comprises more than 1,200 detailed initiatives designed to improve the operating performance of its business by reducing costs, expanding margins, and growing profitably. A total of 844 initiatives have been executed between the launch of the operational improvement plan and the end of the fourth quarter of 2021, of which 649 are related to expense savings.

Aegon is implementing an expense savings program aimed at reducing addressable expenses by EUR 400 million in 2023 compared with the base year 2019. Aegon has delivered on its ambition to achieve half of its expense reduction target by the end of 2021. Expense savings initiatives drove a EUR 244 million reduction in addressable expenses in 2021 compared with the base year 2019. Furthermore, reduced travel and marketing activity in a COVID-19 environment led to a EUR 16 million reduction in expenses. These reductions in expenses were partly offset by EUR 44 million expenses made for growth initiatives. Combined this led to a reduction in addressable expenses by EUR 217 million compared with the base year 2019. The growth initiatives are aimed at improving customer service, enhancing user experience, and developing new products. These growth initiatives contributed EUR 115 million to the operating result in 2021. The company will continue to execute the expense and growth initiatives at pace.

Strategic Assets

Strategic Assets are businesses with a greater potential for an attractive return on capital, and where Aegon is well positioned for growth. In these businesses, Aegon will invest in profitable growth by expanding its customer base and increasing its margins.

Americas

In the US Individual Solutions business, Transamerica’s aim is to achieve a top-5 position in term life, whole life final expense, and indexed universal life through profitable sales growth. New life sales in the fourth quarter of 2021 amounted to USD 95 million, which represents an increase of 14% compared with the same period last year. New life sales for full-year 2021 increased by 19% to USD 360 million. This was mainly driven by an increase in new sales of indexed universal life and whole life final expense products. Indexed universal life sales are benefiting from a higher market share in the World Financial Group (WFG) distribution channel, as well as continued growth in agents at WFG and from a funeral planning benefit for eligible indexed universal life policyholders. Whole life final expense sales increased following enhancements made to the product, the application process, and to customer service.

In the US Workplace Solutions business, Transamerica aims to compete as a top-5 player in new sales in the Middle Market segment of Retirement Plans. Momentum is building here with six consecutive quarters of written sales of over USD 1 billion. Middle-Market written sales were up 12% compared with the fourth quarter of 2020 to USD 1.3 billion. Middle-Market written sales for full-year 2021 increased by 33% to USD 4.9 billion. Net outflows for the Middle-Market amounted to USD 652 million in the fourth quarter of 2021 compared with USD 600 million net outflows in the same quarter last year. Net outflows for full-year 2021 of USD 417 million showed an improvement compared with the USD 1,084 million outflows in 2020. Higher gross deposits were offset by higher withdrawals as a result of higher asset values driven by strong equity market returns.

4Q 2021 Results - 3

The Hague – February 9, 2022

The Netherlands

Aegon is a leading mortgage originator in the Netherlands, and benefits from its scale, high service levels to intermediaries and customers, and diversified funding. In the fourth quarter of 2021, the company originated EUR 2.3 billion of residential mortgages. Over two thirds of that was for third-party investors, who pay Aegon a fee for originating and servicing these mortgages. For the full-year, mortgage origination volumes remained stable at EUR 11 billion. Despite continued high pre-payments, mortgages under administration reached a record of EUR 60 billion. Aegon expects mortgage production to decrease in the coming quarters due to its focus on maintaining attractive margins.

Net deposits for the Workplace Solutions defined contribution products (PPI) in the Netherlands amounted to EUR 187 million in the fourth quarter of 2021. Net deposits of EUR 310 million in the comparable quarter last year reflected a large contract win. Net deposits for the Workplace Solutions defined contribution products for full-year 2021 decreased by 7% to EUR 739 million. PPI assets under management amounted to EUR 6.1 billion at the end of the quarter, underscoring Aegon’s leading position in this market.

Aegon aims to develop its online bank Knab into a digital gateway for individual retirement solutions. In the fourth quarter of 2021, the online bank grew its fee-paying customer base by 2,400.

United Kingdom

In the United Kingdom, Aegon’s aim is to achieve sales growth and positive net deposits in both the Retail and Workplace channels. Aegon’s platform business in the United Kingdom – excluding the low-margin Institutional business – had net deposits of GBP 504 million, while it had net outflows of GBP 796 million in the comparable quarter in 2020. Full-year net deposits turned positive to GBP 1.3 billion in 2021. An improvement in both Retail and Workplace net deposits were driven by a stronger investor sentiment, as well as the benefits from investments in the business. The favorable impact from market movements on assets and net deposits on the platform have both contributed positively to revenues, and more than offset the gradual run-off of the traditional product portfolio. As a result, the platform expenses as a percentage of assets under administration decreased by 2 basis points compared with the fourth quarter of last year to 21 basis points.

Financial Assets

Financial Assets are blocks of business which are capital intensive with relatively low returns on capital employed. New sales for these blocks are limited and focused on products with higher returns and a moderate risk profile. Aegon has established dedicated teams to manage these businesses, who are responsible for maximizing their value through active in-force management, disciplined risk management and capital management actions. To achieve this, Aegon considers unilateral and bilateral actions as well as third-party solutions. Unilateral actions are those that can be executed fully under Aegon’s control, while bilateral actions require the interaction and consideration of other stakeholders.

Americas

An example of such a bilateral action is the lump-sum buy-out program that Transamerica launched in the third quarter and was extended in the fourth quarter to end in January 2022. This program was made available to certain policyholders of variable annuities with guaranteed minimum income benefit (GMIB) riders. The offer could be attractive for policyholders, whose financial objectives may have changed since the issuance of their policies. Under the program, policyholders were offered a lump-sum payment – exceeding the account value – in return for surrendering their variable annuity policies with GMIB riders, subject to certain conditions. The program reduces future hedge costs for the variable annuity portfolio and reduces Transamerica’s economic exposure at a price that is more favorable than Aegon believes would be possible to achieve in a transaction with a third party. The take-up rate of the lump-sum buy-out program amounted to 16% at the end of the fourth quarter and 18% at the end of the program in January 2022.

4Q 2021 Results - 4

The Hague – February 9, 2022

In the fourth quarter of 2021, Transamerica continued its track record of successfully dynamically hedging the in-force block of variable annuity business with guaranteed minimum withdrawal benefits (GMWB) for equity and interest rate risk, with a hedge effectiveness of 98%. Furthermore, the hedge effectiveness for variable annuities with guaranteed minimum income benefit and death benefit riders – which was implemented at the beginning of the fourth quarter of 2021 – amounted to 93%.

Given that the unilateral and bilateral actions regarding the US variable annuity portfolio are well underway, Aegon has allocated internal resources to investigate potential third-party solutions. Aegon will update the market on its considerations for third-party solutions at the time of its first quarter 2022 results. In addition, Aegon will consider further unilateral and bilateral actions to maximize the value of the variable annuity business.

Transamerica is actively managing its long-term care business. The primary management action regarding long-term care is a multi-year rate increase program. In the fourth quarter of 2021, the company obtained regulatory approvals for additional rate increases worth USD 32 million, bringing the value of approvals achieved in 2021 to USD 342 million. The company is on track to achieve the upgraded target of USD 450 million benefit from this program.

Claims experience for the long-term care business was favorable relative to the company’s long-term expectations, driven by fewer new claims and more claims terminations due to the impact of the COVID-19 pandemic. Actual to expected claims experience was 77% for the fourth quarter of 2021, and reflected a USD 13 million release of the incurred but not reported (IBNR) reserve that was previously set-up for delayed long-term care claims. Excluding this release, the actual to expected claims experience for the fourth quarter of 2021 would have amounted to 87%.

The Netherlands

The dedicated team responsible for the Dutch Life business is actively managing risks and the capital position to enhance the consistency of remittances to the Group. The Solvency II ratio of the Dutch Life business – Aegon Levensverzekering N.V. – increased by 14%-points compared with the third quarter of 2021 to 186%. This is above the operating level of 150%.

The increase in the Solvency II ratio in the fourth quarter was driven by the reinsurance of longevity exposure with Reinsurance Group of America (RGA), as announced on December 15, 2021. The reinsurance agreement provides protection against the longevity risk associated with EUR 7 billion of pension liabilities. The risk transfer was effective per December 31, 2021 and will continue until the reinsured block of business has run off in full. The transaction includes deferred pensioners as well as in-payment policies of pensioners and dependents, leading to a very long run-off period. This reinsurance decreases Aegon’s longevity risk over the full life of the policies at an attractive cost of capital. The transaction follows a similar longevity reinsurance structure executed by Aegon in December 2019. Together, these agreements mitigate approximately 40% of the longevity risk exposure of the Dutch life business. These reinsurance agreements have no impact on the services and guarantees that Aegon provides to its policyholders. The benefit of the most recent reinsurance agreement to the Solvency II ratio of Aegon Levensverzekering N.V. amounted to 15%-points, and 6%-points on the Group’s Solvency II ratio. Operating capital generation of the Dutch Life business will initially be reduced by EUR 40 million per year and the IFRS operating result will decrease by less than EUR 15 million per year. The impacts on operating capital generation and IFRS operating result will decrease over time in line with the maturity of the reinsured portfolio.

Aegon expects to increase the regular remittances of the Dutch Life business from EUR 25 million per quarter in 2021 to EUR 50 million per quarter as of the first quarter of 2022. This follows management actions taken over the past year to strengthen the capital position, improve the risk profile, and increase capital generation.

4Q 2021 Results - 5

The Hague – February 9, 2022

Growth Markets and Asset Management

In its growth markets – Spain & Portugal, Brazil, and China – Aegon will continue to invest in profitable growth. New life sales increased by 12% to EUR 51 million mainly driven by China as a result of higher sales through the agency, broker, and bank channels. The market consistent value of new business (MCVNB) in Aegon’s growth markets decreased by 18% to EUR 27 million. This was mainly driven by a less favorable product mix as well as lower interest rates in China. This decrease was partly offset by higher new business value in Spain & Portugal driven by increased sales in the bancassurance channel.

Aegon Asset Management aims to significantly increase the operating margin of its Global Platforms by improving efficiency and driving growth. Third-party net deposits on the Global Platforms were EUR 0.4 billion in the fourth quarter of 2021 driven by net deposits in alternative investment strategies on the fixed income platform. Full-year third-party net deposits on the Global Platforms were up by EUR 4.5 billion to EUR 5.0 billion. This builds on Aegon’s long track record of positive third-party net deposits. 2021 was the tenth consecutive full year of positive third-party net deposits and reflects the strength of Aegon Asset Management’s investment performance. Annualized revenues gained on net deposits for Global Platforms amounted to EUR 1 million for the quarter as a result of third-party net deposits. For the full year 2021, the operating margin of Global Platforms was 12.6% compared with 10.9% in 2020, supported by higher revenues as a result of favorable markets and net deposits. In the fourth quarter of 2021, operating margin was 11.7% compared with 16.2% in the comparable quarter in 2020. Higher management fees from Global Platforms were more than offset by accruals of performance-related compensation as well as lower disposition and performance fees compared with the same period last year.

Smaller, niche or sub-scale businesses

In small markets or markets where Aegon has sub-scale or niche positions, capital will be managed tightly with a bias to exit.

On November 29, 2020, Aegon agreed to sell its insurance, pension, and asset management businesses in Hungary, Poland, Romania, and Turkey to Vienna Insurance Group AG Wiener Versicherung Gruppe (VIG) for EUR 830 million, of which EUR 39 million was received by Aegon in the form of dividends in 2021. The closing of the announced divestment is still pending local regulatory approvals, while the decision by the Hungarian Minister of the Interior to block VIG’s acquisition of Aegon’s Hungarian companies remains in place. Aegon will continue to work with VIG to close this transaction. Furthermore, Aegon has taken note of an announcement issued by VIG on December 22, 2021, in which it indicated that it had reached a memorandum of understanding with the Hungarian government on the principles of a cooperation and the further course of action, which provides for a participation of 45% by the Hungarian State in the Hungarian Aegon companies and UNION Vienna Insurance Group Biztosító Zrt. The structure of the cooperation, which entails the controlling stake of and the operational management by VIG, is being negotiated between VIG and the Hungarian State. As a next step, VIG and the Hungarian State will negotiate the participation and governance structure, will obtain the necessary board resolutions, and will apply for the approvals that are necessary for the implementation of their transaction.

Strengthening the balance sheet

Aegon aims to continue strengthening its balance sheet, and is taking proactive management actions to improve its risk profile and reduce the volatility of its capital ratios.

Transamerica – Aegon’s business in the United States – has entered into a series of transactions designed to reduce the volatility of mortality claims on its statutory capital position. In December 2021, Transamerica entered into an agreement with Wilton Re to reinsure a portfolio of universal life secondary guarantee policies with approximately USD 1.4 billion of statutory reserves. Separately, Transamerica has acquired a portfolio of universal life secondary guarantee policies from institutional owners. The actions will have no impact on Transamerica’s relationship with, and commitments to, its policyholders and distribution partners. These actions combined have a limited negative impact on Transamerica’s capital position, recurring operating capital generation, and future IFRS operating results.

4Q 2021 Results - 6

The Hague – February 9, 2022

Over the course of 2021, Aegon took steps to limit balance sheet volatility from its US employee defined benefit pension plan. The funding status was improved with a cash contribution. Subsequently, the assets of the plan were de-risked, which reduces the sensitivity of the Group Solvency II ratio to equity markets. Going forward, the de-risking of the pension plan will lead to a reduction of the operating capital generation of the US business by USD 50 million on an annual basis.

Corporate sustainability

Aegon has updated its Responsible Investment Policy to further align its investments with the aim of achieving the company’s net-zero carbon commitment, as announced on November 2, 2021. As part of this commitment, Aegon will continue to regularly update its company-wide responsible investment exclusion criteria to reflect the latest scientific findings on climate change. The updated policy took effect on January 1, 2022.

Following the implementation of its updated Responsible Investment Policy, Aegon will cease investing in companies that derive 5% or more of their total oil equivalent production from oil sands, down from a previous threshold of 30%. Aegon already excludes companies that build or operate pipelines that significantly facilitate the export of oil extracted from oil sands.

Aegon will also stop investing in companies that derive 5% or more of their revenues from oil and gas exploration and production in the Arctic. Furthermore, Aegon will exclude companies that derive more than 25% of their revenues from the exploration, mining, and refining of thermal coal. The lowering of the previous threshold of 30% is in line with Aegon’s commitment to lower the revenue threshold in steps to 5% or below by 2029.

Aegon already excludes companies that own more than 10 gigawatts of coal-fired electricity generation capacity and have plans to extend their capacity. Furthermore, Aegon continues not to invest in companies that produce more than 20 million metric tons of thermal coal annually and are expanding their coal-related operations. This is regardless of the company’s total revenues.

4Q 2021 Results - 7

The Hague – February 9, 2022

Financial highlights

Financial overview								unaudited

EUR millions	Notes	4Q 2021	4Q 2020%		3Q 2021%		FY 2021	FY 2020%

Americas		183	259	(29)	160	14	788	792	-
The Netherlands		195	168	16	190	3	755	665	13
United Kingdom		49	32	54	51	(4)	184	144	28
International		48	39	23	36	31	145	164	(12)
Asset Management		49	53	(8)	58	(15)	253	182	39
Holding and other activities		(54)	(71)	25	(53)	(1)	(219)	(237)	8
Operating result	1	470	479	(2)	443	6	1,906	1,710	11
Fair value items		90	(523)	n.m.	(130)	n.m.	432	(421)	n.m.
Realized gains / (losses) on investments		121	76	60	132	(9)	446	150	196
Net impairments		15	(23)	n.m.	7	131	53	(237)	n.m.
Non-operating items		226	(471)	n.m.	9	n.m.	930	(508)	n.m.
Other income / (charges)		(69)	368	n.m.	(559)	88	(780)	(1,239)	37
Result before tax		627	376	67	(107)	n.m.	2,056	(37)	n.m.
Income tax		(101)	(105)	4	47	n.m.	(355)	92	n.m.
Net result		526	271	94	(60)	n.m.	1,701	55	n.m.

Net result attributable to:
Owners of Aegon N.V.		504	262	93	(79)	n.m.	1,651	44	n.m.
Non-controlling interests		21	9	129	19	11	50	11	n.m.

Operating result after tax		405	409	(1)	365	11	1,582	1,425	11

Return on equity	4	9.0%	10.3%	13	8.4%	7	9.2%	8.4%	10

Operating expenses		913	924	(1)	946	(3)	3,775	3,852	(2)
of which addressable expenses	8	772	711	9	734	5	2,903	2,986	(3)

Americas*		7,204	7,361	(2)	7,565	(5)	32,861	36,359	(10)
The Netherlands		5,623	6,168	(9)	4,659	21	19,902	16,399	21
United Kingdom		14,073	174	n.m.	1,423	n.m.	24,764	8,599	188
International		7	82	(91)	3	141	26	320	(92)
Asset Management		42,121	30,402	39	38,459	10	157,290	135,375	16
Total gross deposits*	9	69,029	44,186	56	52,110	32	234,843	197,053	19

Americas*		(6,792)	(5,817)	(17)	(2,592)	(162)	(17,469)	(19,461)	10
The Netherlands		28	911	(97)	(747)	n.m.	(273)	1,758	n.m.
United Kingdom		10,681	(4,149)	n.m.	(2,922)	n.m.	10,228	(3,587)	n.m.
International		-	38	n.m.	(1)	68	3	155	(98)
Asset Management		3,115	3,157	(1)	3,736	(17)	12,885	5,912	118
Total net deposits / (outflows)*	9	7,032	(5,860)	n.m.	(2,526)	n.m.	5,374	(15,223)	n.m.

Americas		112	97	15	106	5	430	380	13
The Netherlands		17	22	(20)	20	(13)	74	92	(19)
United Kingdom		8	7	8	8	(1)	31	33	(7)
International		36	52	(31)	26	39	151	233	(35)
New life sales (recurring plus 1/10 single)	29	173	178	(3)	160	8	686	737	(7)

New premium production accident & health insurance		51	31	67	34	49	170	180	(6)
New premium production property & casualty insurance		24	32	(26)	21	15	96	126	(23)

Market consistent value of new business	3	149	101	47	112	33	538	262	105

* Retirement Plans deposits for previous reporting periods have been updated to correct for a double count of intra-plan transfers. Account balances have not been impacted, as there was an offset in the market attribution. The cumulative adjustment for 2020 amounted to EUR (1,461) for gross and net deposits and the equal and opposite amount for market impacts. The cumulative adjustment for 2021 amounted to EUR (1,225) for gross and net deposits and the equal and opposite amount for market impacts.

4Q 2021 Results - 8

The Hague – February 9, 2022

Aegon N.V. Leverage			unaudited
		Quarterly
	4Q 2021	4Q 2020	3Q 2021
Gross financial leverage (EUR millions)	5,915	5,969	5,912
Gross financial leverage ratio (%)	24.6%	27.9%	25.2%

Aegon N.V. Cash Capital at Holding			unaudited
		Quarterly
EUR millions	4Q 2021	4Q 2020	3Q 2021
Beginning of period	961	1,555	1,386

Americas	232	29	12
The Netherlands	60	75	25
United Kingdom	154	-	-
International	74	29	-
Asset Management	-	14	8
Holding and other activities	-	20	54
Gross remittances	520	167	99

Funding and operating expenses	(103)	(105)	(37)
Free cash flow	417	61	62

Divestitures	6	-	-
Capital injections	(4)	(3)	(53)
Capital flows from / (to) shareholders	(96)	(59)	(192)
Net change in gross financial leverage	-	(411)	(212)
Other	(5)	7	(29)
End of period	1,279	1,149	961

Aegon N.V. Capital ratios				unaudited
EUR millions	Notes	2021 Dec. 31	2020 Dec. 31	2021 Sep. 30
US RBC ratio		426%	432%	446%
NL Life Solvency II ratio		186%	159%	172%
Scottish Equitable plc (UK) Solvency II ratio		167%	156%	171%

Eligible Own Funds		19,431	18,582	19,192
Consolidated Group SCR		9,226	9,473	9,189
Aegon N.V. Solvency II ratio	10,11	211%	196%	209%

Eligible Own Funds to meet MCR		8,816	7,888	8,389
Minimum Capital Requirement (MCR)		2,300	2,325	2,263
Aegon N.V. MCR ratio		383%	339%	371%

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The Hague – February 9, 2022

Capital generation					unaudited

EUR millions	Notes	4Q 2021	4Q 2020%		3Q 2021%

Earnings on in-force*		234	367	(36)	298	(21)
Release of required		187	227	(18)	185	1
New business strain		(178)	(212)	16	(157)	(14)
Operating capital generation*		243	381	(36)	327	(26)
One-time items*		(144)	(115)	(26)	170	n.m.
Market impacts		255	25	n.m.	(179)	n.m.
Capital generation*		353	291	21	317	11

* Please note capital generation (earnings on in-force, operating capital generation, one-time items and capital generation) for 2020 has been restated to smoothen the impact of UFR and Holding funding cost. From 2021 the operating capital generation of Central & Eastern Europe has been presented as one-time items following the announced divestment of the business in 4Q 2020.

Capital generation					unaudited

EUR millions	Notes	4Q 2021	4Q 2020%		3Q 2021%

Americas		118	251	(53)	158	(25)
The Netherlands*		72	28	155	95	(25)
United Kingdom		59	56	4	66	(11)
International		42	72	(42)	39	8
Asset Management		19	30	(38)	32	(40)
Holding and other activities*		(66)	(57)	(16)	(63)	(5)
Operating capital generation*		243	381	(36)	327	(26)

* Please note capital generation (earnings on in-force, operating capital generation, one-time items and capital generation) for 2020 has been restated to smoothen the impact of UFR and Holding funding cost. From 2021 the operating capital generation of Central & Eastern Europe has been presented as one-time items following the announced divestment of the business in 4Q 2020.

4Q 2021 Results - 10

The Hague – February 9, 2022

Operating result

Aegon’s operating result decreased by 2% compared with the fourth quarter of 2020 to EUR 470 million. This was in part driven by the reclassification of the result of Central & Eastern Europe from operating result to Other income following the announced divestment of the business. Adjusted for this, the operating result decreased by 1% on a constant currency basis. This was primarily the result of exceptional expenses and adverse claims experience in the US, which more than offset increased fees from higher equity markets and the positive contribution from business growth.

The operating result from the Americas decreased by EUR 76 million – compared with the fourth quarter of 2020 – to EUR 183 million due to adverse claims experience, exceptional expenses, and lower fee revenues from expected outflows in Variable Annuities, partly offset by higher fee income from favorable market performance. Unfavorable mortality claims experience came in at EUR 83 million in the quarter, compared with EUR 57 million in the fourth quarter of 2020. Favorable morbidity experience was EUR 30 million, compared with EUR 46 million in last year’s fourth quarter.

Aegon’s operating result in the Netherlands increased by 16% compared with the fourth quarter of 2020 to EUR 195 million, with all lines of business contributing to the higher result. Expense savings and business growth supported the higher operating result in the Netherlands.

The operating result from the United Kingdom increased by 54% compared with the fourth quarter of 2020 to EUR 49 million. This was driven by higher fee revenues driven by favorable equity markets and a provision release. These more than offset the impacts from the loss of earnings from the sale of Stonebridge and the gradual run-off of the traditional product portfolio.

The operating result from International increased by 23% to EUR 48 million in the fourth quarter of 2021. The increase reflects the benefits from business growth in Spain & Portugal and China, and more favorable claims experience across the businesses. These were only partly offset by the reclassification of the result of Central & Eastern Europe from operating result to Other income, following the announced divestment of the business. Adjusting for this impact and on a constant currency basis, the operating result almost doubled with all businesses contributing to the increase.

The operating result from Aegon Asset Management decreased by 8% compared with the fourth quarter of 2020 to EUR 49 million. Higher management fees from Global Platforms and Strategic Partnerships – driven by third-party net deposits and favorable market movements – were more than offset by accruals of performance-related compensation as well as lower disposition and performance fees compared with the same period last year.

The operating result from the Holding was a loss of EUR 54 million, mainly driven by funding expenses.

Non-operating items

The result from non-operating items amounted to EUR 226 million in the fourth quarter of 2021, driven mostly by fair value gains of EUR 90 million. A positive result on fair value investments was largely driven by private equity and real estate revaluations in the Americas and the Netherlands. Realized gains on investments of EUR 121 million – mostly driven by gains on mortgages in the United States – and net recoveries of EUR 15 million contributed favorably as well.

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Other charges

Other charges of EUR 69 million were largely driven by model and assumption updates in the Netherlands, including the impact of more granular modeling driven by the conversion of the administration of defined benefit pensions to TKP. There was a partial offset from the Americas from a one-time benefit from changes to the US employee pension plan – resulting in lower employee expenses in the future – and by a gain from the reinsurance transaction focused on secondary guarantee universal life policies. One-time investments related to the operational improvement plan amounted to EUR 81 million.

Net result

The result before tax amounted to EUR 627 million. After the tax charge of EUR 101 million, the net result amounted to EUR 526 million. The income tax charge reflects the benefits from tax-exempt income and tax credits in the Americas.

Expenses

Addressable expenses increased by 9% compared with the fourth quarter of 2020 to EUR 772 million. The benefit from additional savings from expense initiatives was more than offset by additional investments in growth initiatives, and reversals of temporary expense benefits in the fourth quarter of last year as a result of management measures and country-wide restrictions in the pandemic environment. In addition, the fourth quarter 2021 expenses were impacted by an accrual of year-to-date performance-related compensation – mainly in the United States and Asset Management – and one-time investments in technology. Addressable expenses in both the fourth quarter of 2020 and 2021 exclude expenses related to Central & Eastern Europe following the announced divestment of the business.

Operating expenses of EUR 913 million decreased by 1% compared with the fourth quarter of 2020. A one-time benefit from changes to the US employee pension plan more than offset higher investments related to the operational improvement plan and the increase in addressable expenses.

Sales

Aegon recorded EUR 7.0 billion of net deposits in the fourth quarter of 2021. This was mainly the result of net deposits from the United Kingdom and Asset Management, which more than offset net outflows in the United States. Aegon Asset Management third-party net deposits amounted to EUR 3.1 billion, with positive contributions from both Global Platforms and Strategic Partnerships, making 2021 the tenth consecutive full year of positive third-party net deposits. Net deposits in the United Kingdom amounted to EUR 10.7 billion and were driven by the low-margin Institutional business – which can be lumpy. The Workplace segment also contributed favorably to net deposits. Net outflows for the United States amounted to EUR 6.8 billion and were mainly due to outflows in the low-margin large market segment of Retirement Plans, and in Variable Annuities. The latter was as a consequence of the decision to stop the sale of variable annuities with significant interest rate sensitive riders. In the Netherlands, Aegon recorded EUR 28 million of net deposits. Net deposits from the defined contribution products were partly offset by net outflows in the Bank as a result of Aegon’s decision to stop offering savings products to non-fee-paying customers.

New life sales decreased by 3% compared with the fourth quarter of 2020 to EUR 173 million. This was mainly driven by the exclusion of new life sales from Central & Eastern Europe following the announced divestment of the business. Adjusting for this impact and on a constant currency basis, new life sales were up 7% compared with the fourth quarter of 2020. This was mostly driven by higher sales in the Americas; in particular higher whole life final expense and indexed universal life sales. In International sales were also higher, primarily reflecting higher sales in China through the agency, broker, and bank channels. This was partly offset by lower sales in the Netherlands following the decision to classify the Dutch life business as a Financial Asset, with sales mainly coming from direct annuities linked to its defined contribution proposition.

New premium production for accident & health insurance increased by 67% compared with the fourth quarter of 2020 to EUR 51 million mainly driven by higher long-term care sales in the Americas. This resulted from a change in legislation in the state of Washington. Otherwise, the product remains closed for new business.

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New premium production for property & casualty insurance decreased by 26% compared with the fourth quarter of 2020 to EUR 24 million, mainly as a result of the exclusion of sales from Central & Eastern Europe following the announced divestment of the business. Adjusting for this impact, property & casualty sales increased by 15% mainly due to higher sales in Spain & Portugal, driven by the introduction of a new household insurance product in the bancassurance channel.

Market consistent value of new business

Market consistent value of new business increased from EUR 101 million in the fourth quarter of 2020 to EUR 149 million in the fourth quarter of 2021. This mainly resulted from an increase in MCVNB in the Americas, which was driven by a lower production of variable annuities following the decision to stop selling variable annuities with significant interest rate sensitive riders and increasing sales in Individual Solutions driven by Life and Accident & Health.

Shareholders’ equity

Shareholders’ equity excluding revaluation reserves increased by EUR 0.7 billion during the fourth quarter of 2021, to EUR 18.1 billion – or EUR 8.71 per common share – on December 31, 2021, driven by retained earnings.

Gross financial leverage

Gross financial leverage remained stable at EUR 5.9 billion on December 31, 2021.

Cash Capital at Holding and free cash flow

Aegon’s Cash Capital at the Holding increased from EUR 961 million to EUR 1,279 million during the fourth quarter of 2021, which is in the upper half of the operating range of EUR 0.5 billion to EUR 1.5 billion. Free cash flow of EUR 417 million resulted from EUR 520 million of gross remittances from the business units, less EUR 103 million of holding funding and operating expenses. Remittances in the fourth quarter were supported by the distribution of excess capital from several units, including the United Kingdom, the Bank in the Netherlands, and TLB. EUR 96 million of capital was returned to shareholders, through a share buyback intended to neutralize the dilutive effect of the interim 2021 dividend paid in shares. Capital injections into business units and other items amounted to EUR 3 million.

Capital ratios

Aegon’s Group Solvency II ratio increased from 209% to 211% during the fourth quarter of 2021, with the capital ratios of its three main units above their respective operating levels at the end of the quarter. Capital generation after holding expenses amounted to EUR 353 million for the fourth quarter of 2021. Favorable market movements totaled EUR 255 million and were mainly driven by a favorable impact from equity markets in the United States, and the impact of interest rate curve flattening in the Netherlands. One-time items amounted to a loss of EUR 144 million. The favorable impact of the previously announced longevity transaction in the Netherlands and the favorable overall impact of model and assumption updates were more than offset by an item related to profit sharing in the Netherlands and the impacts of regulatory changes and actions to reduce mortality risk in the United States. Operating capital generation amounted to EUR 243 million.

The estimated RBC ratio in the United States decreased from 446% on September 30, 2021 to 426% on December 31, 2021, and remains above the operating level of 400%. The RBC ratio was positively impacted by market movements, due to favorable equity markets. One-time impacts were negative overall, driven by updates to regulatory factors that determine required capital, and in part by the impact of actions taken to reduce mortality risk. There was a partial offset from the capital release from the lump-sum buy-out program. Operating capital generation contributed favorably, but was more than offset by dividend payments to the Group.

The estimated Solvency II ratio of NL Life increased from 172% on September 30, 2021 to 186% on December 31, 2021, which is above the operating level of 150%. The increase mainly reflects the longevity transaction as announced on December 15, 2021, which significantly reduced required capital. Markets also had a positive impact, primarily driven by flattening of the interest rate curve at the longer end and by positive real estate revaluations as a result of a strong Dutch housing market. The favorable impact from model and assumption changes was more than

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offset by other one-time items, mainly driven by an item related to profit sharing. Model and assumption changes included the favorable impact of a higher factor applied when calculating the loss-absorbing capacity of deferred taxes (LAC-DT) and an unfavorable impact from more granular modeling driven by the conversion of defined benefit pensions to TKP. Operating capital generation had a positive impact, which more than offset the EUR 25 million dividend payment to the Group in the fourth quarter.

The estimated Solvency II ratio for Scottish Equitable Plc decreased from 171% on September 30, 2021 to 167% on December 31, 2021, and remained above the operating level of 150%. This was driven by the de-risking of the own employee pension plan and operating capital generation, which were more than offset by a dividend payment to the intermediate UK holding.

Final dividend 2021

Aegon aims to pay out a sustainable dividend to allow equity investors to participate in the company’s performance, which can grow over time if Aegon’s performance so allows. Aegon targets a dividend per common share of around EUR 0.25 over 2023. At its Capital Markets Day in 2020, Aegon guided for muted near-term dividend growth. Since then, Aegon has made steady progress on its strategic priorities and towards achieving its financial targets. As a result, the Executive Board will, in the absence of unforeseen circumstances, propose a final dividend for 2021 of EUR 0.09 per common share at the Annual General Meeting of Shareholders to be held on May 31, 2022. If approved, and in combination with the interim dividend of EUR 0.08 per share paid over the first half of 2021, Aegon’s total dividend over 2021 will amount to EUR 0.17 per common share. This represents an increase of EUR 0.05 compared with the total dividend per common share over 2020.

The final dividend will be paid in cash or in shares at the election of the shareholder. The value of the dividend to be paid in shares will be approximately equal to the dividend to be paid in cash. If the proposed dividend is approved by shareholders, Aegon’s shares will be quoted ex-dividend on June 2, 2022. The record date for the dividend will be June 3, 2022. The election period for shareholders will run from June 6 up to and including June 29, 2022. The stock fraction will be based on the average share price on Euronext Amsterdam from June 23 until June 29, 2022. The stock dividend ratio will be published on Aegon’s website on June 29, 2022, and the dividend will be payable as of July 6, 2022.

Aegon intends to neutralize the dilutive effect of the 2021 final dividend to be paid in shares through a share buyback in the third quarter of this year, barring unforeseen circumstances. Depending on Aegon’s share price and the portion of dividend to be paid in shares, Aegon might face negative tax consequences in the future when buying back shares. Therefore, Aegon is considering various alternatives regarding future dividend payments if so required, including but not limited to a full cash dividend, a discount on dividend to be paid in shares, and a cap on the amount of dividend to be paid in shares. Any potential changes to be made as a result of this will not impact the 2021 final dividend.

Outlook for 2022

Building on the results achieved in 2021, Aegon provides the following outlook for 2022, barring unforeseen circumstances:

•	Continued progress on its expense savings program aimed at reducing addressable expenses by EUR 400 million in 2023 compared with the base year 2019.
•	Around EUR 1.2 billion operating capital generation before holding funding and operating expenses.
•	EUR 550 to 600 million of free cash flow, an increase of EUR 100 million compared with the guidance from the 2020 Capital Markets Day.
•	More linear growth – instead of the muted growth outlook provided at the 2020 Capital Markets Day – towards its target of around 25 eurocents dividend per common share over 2023.

In addition, Aegon remains committed to its target to reduce gross financial leverage to EUR 5.0 billion to EUR 5.5 billion by 2023.

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The Hague – February 9, 2022

Americas

Americas								unaudited

USD in millions	Notes	4Q 2021	4Q 2020%		3Q 2021%		FY 2021	FY 2020%

Individual Solutions		140	227	(38)	126	12	668	639	5
Workplace Solutions		70	75	(7)	64	9	268	254	6
Brazil		(2)	2	n.m.	(2)	(22)	(3)	11	n.m.
Operating result		208	304	(32)	188	11	932	904	3
Fair value items		282	161	75	148	91	826	(511)	n.m.
Realized gains / (losses) on investments		98	78	26	66	49	370	106	n.m.
Net impairments		5	(4)	n.m.	(7)	n.m.	17	(166)	n.m.
Non-operating items		385	236	63	207	86	1,213	(571)	n.m.
Other income/(charges)		117	(89)	n.m.	(643)	n.m.	(789)	(1,267)	38
Result before tax		711	452	57	(248)	n.m.	1,357	(935)	n.m.
Income tax		(114)	(53)	(118)	87	n.m.	(162)	324	n.m.
Net result		596	399	49	(161)	n.m.	1,195	(611)	n.m.

Operating expenses		389	410	(5)	476	(18)	1,750	1,784	(2)
of which addressable expenses		412	362	14	401	3	1,541	1,557	(1)

Individual solutions		2,210	2,908	(24)	2,237	(1)	10,298	12,374	(17)
Workplace solutions*		5,767	5,967	(3)	6,497	(11)	28,154	28,954	(3)
Brazil		205	24	n.m.	158	30	427	180	138
Total gross deposits*	9	8,181	8,899	(8)	8,891	(8)	38,878	41,508	(6)

Individual Solutions		(2,580)	(932)	(177)	(2,137)	(21)	(7,709)	(3,184)	(142)
Workplace Solutions*		(5,430)	(5,925)	8	(1,005)	n.m.	(13,179)	(19,054)	31
Brazil		115	(17)	n.m.	112	3	222	21	n.m.
Total net deposits / (outflows)*	9	(7,894)	(6,874)	(15)	(3,030)	(161)	(20,667)	(22,217)	7

Individual solutions		95	83	14	87	10	360	302	19
Workplace solutions		12	10	23	12	5	57	56	1
Brazil		20	22	(8)	27	(24)	92	75	22
New life sales (recurring plus 1/10 single)	9	128	115	11	125	2	508	433	17

New premium production accident & health insurance		46	22	105	32	45	152	154	(1)

*Retirement Plans deposits for previous reporting periods have been updated to correct for a double count of intra-plan transfers.Account balances have not been impacted, as there was an offset in the market attribution. The cumulative adjustment for 2020 amounted to USD (1,668) for gross and net deposits and the equal and opposite amount for market impacts. The cumulative adjustment for 2021 amounted to USD (1,465) for gross and net deposits and the equal and opposite amount for market impacts.

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The Hague – February 9, 2022

Operating result

The operating result from the Americas decreased by USD 96 million – compared with the fourth quarter of 2020 – to USD 208 million. This was due to adverse claims experience, exceptional expenses, and lower fee revenues from expected outflows in Variable Annuities, partly offset by higher fee income from favorable market performance. Unfavorable mortality claims experience came in at USD 98 million in the quarter, compared with USD 65 million in the fourth quarter of 2020. Favorable morbidity experience was USD 35 million, compared with USD 52 million in last year’s fourth quarter.

•

In Individual Solutions, the operating result decreased from USD 227 million in the fourth quarter of 2020 to USD 140 million in the fourth quarter of 2021. Adverse Individual Life mortality experience was USD 92 million in the fourth quarter of 2021, compared with USD 61 million of adverse experience in the fourth quarter of 2020. COVID-19 was again the biggest driver of adverse mortality experience, with USD 50 million directly attributable to COVID-19 as cause of death. The remaining mortality experience is mainly attributed to higher claims frequency in Universal Life, which Aegon believes to be in part indirectly related to COVID-19.

Favorable morbidity claims experience in Accident & Health from fewer claim terminations compared to the same period last year and an increase of new claims back to pre-pandemic levels, amounted to USD 35 million, compared with USD 52 million in the prior year’s quarter. The fourth quarter of 2020 included the set-up of USD 39 million incurred but not reported (IBNR) reserve, of which USD 13 million was released in the current quarter.

The operating result of Individual Solutions was negatively impacted by exceptional expenses and – in Variable Annuities – by lower fee revenues from expected outflows and additional expenses for the expanded dynamic hedging program. Both were related to the successful completion of the unilateral and bilateral actions on the Variable Annuity book in 2021. These negative impacts on the operating result were more than offset by increased fee revenues in Variable Annuities and Mutual Funds as a result of higher equity markets, and from the adverse persistency in Individual Life in the fourth quarter of last year that did not repeat this quarter. Furthermore, the investment margin in Individual Life increased as a result of higher asset balances.

•

In Workplace Solutions, the operating result decreased by 7% compared with the same period last year to USD 70 million and was impacted by morbidity claims in Accident & Health returning to pre-pandemic levels. The result from Retirement Plans increased by 31% to USD 45 million. This was due to higher investment income from customer assets transfering to higher yielding general account products, and from increased fee revenues as a result of higher equity markets despite net outflows and continued margin pressure. This was partly offset by higher exceptional expenses.

•	The operating result from Brazil decreased by USD 4 million to a loss of USD 2 million in the fourth quarter 2021. This was mainly due to increased claims resulting from the COVID-19 pandemic.

Net result

The net result in the Americas increased by 49% to USD 596 million in the fourth quarter of 2021 compared with a profit of USD 399 million in the fourth quarter of 2020. Non-operating items and Other income more than offset the decrease in the operating result.

Non-operating items resulted in a gain of USD 385 million compared with USD 236 million in the fourth quarter of 2020. Fair value items resulted in a gain of USD 282 million in the fourth quarter of 2021. This was driven by gains on fair value investments of USD 186 million largely from the outperformance of private equity and real estate. Fair value hedges with accounting match – which includes the hedges of the variable annuities GMWB portfolio – reported a gain of USD 86 million largely from unhedged gains on volatility and spread movements. Hedge effectiveness in the quarter was 98% for the GMWB portfolio. Starting in the fourth quarter of 2021, the dynamic hedge program was expanded to cover GMDB and GMIB riders, and the former macro hedge programs ended at the end of the third quarter 2021. Due to the accounting treatment for the GMDB and GMIB riders, the results related to the dynamic hedge on this block are reported as fair value hedges without accounting match. In the fourth quarter, the result on

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hedging for GMIB and GMDW riders, net of reserve movements, amounted to a gain of USD 35 million. Hedge effectiveness for the GMDB and GMIB block was 93% in the fourth quarter of 2021. Other fair value hedges without accounting match resulted in a loss of USD 24 million.

Realized gains on investments amounted to USD 98 million. These gains were mainly due to gains on mortgages – mainly from prepayment fees – as well as gains from bonds. Gross impairments of USD 3 million were more than offset by recoveries, mainly from mortgage-backed securities, resulting in net recoveries of USD 5 million.

Other income of USD 117 million was largely driven by a USD 104 million one-time benefit from changes to the US employee pension plan – resulting in lower employee expenses in the future – and by a USD 34 million gain from the reinsurance transaction focused on secondary guarantee universal life policies. This was partly offset by one-time investments related to the operational improvement plan of USD 47 million, while other one-time items resulted in a combined gain of USD 26 million.

The result before tax amounted to USD 711 million. Income taxes in the fourth quarter of 2021 were USD 114 million, implying a 16% effective tax rate, and benefiting from tax exempt income and tax credits.

Expenses

Addressable expenses increased by 14% to USD 412 million in the fourth quarter of 2021 compared with USD 362 million in the fourth quarter of last year. This increase was partly driven by exceptional expenses of USD 12 million accruals of performance-related compensation and USD 11 million investments in technology. The fourth quarter of 2020, on the other hand, reflected temporarily lower expenses as a result of the pandemic.

Operating expenses decreased by 5% to USD 389 million because of the aforementioned one-time benefit from changes to the US employee pension plan, which was partly offset by higher addressable expenses, and higher restructuring expenses and one-time investments related to the operational improvement plan.

Sales

New life sales increased by 11% to USD 128 million from USD 115 million in the fourth quarter of 2020. The Individual Solutions business generated new life sales of USD 95 million in the fourth quarter of 2021, a 14% increase over the same period last year. This was mainly driven by increased sales of whole life final expense and indexed universal life, supported by the funeral planning benefit for eligible indexed universal life policyholders, which led to an increase in the average premium per policy especially for sales in the World Financial Group (WFG) distribution channel. Transamerica’s market share within the WFG distribution channel increased to 59% in the fourth quarter of 2021 compared with 54% in the same quarter the year before. Moreover, WFG’s sales also benefited from a 6% growth of WFG’s licensed agent salesforce compared with year-end 2020. New life sales in Workplace Solutions increased by USD 2 million to USD 12 million driven by universal life products as the pandemic has heightened awareness of the need for life coverage. In Brazil, new life sales decreased by 8% to USD 20 million driven by lower demand for life insurance linked to loans distributed through the bancassurance distribution channel.

New premium production for accident & health insurance increased to USD 46 million in the fourth quarter of 2021 from USD 22 million in the prior year quarter. Sales of long-term care policies in Individual Solutions of USD 22 million were generated in the fourth quarter, resulting from legislation actions in the state of Washington. With this exception, the product remains closed for new business. Sales in Workplace Solutions increased by 29% to USD 24 million in the fourth quarter of 2021, mainly from increased sales in medical gap and other employee benefit coverages.

Total net outflows were USD 7.9 billion in the fourth quarter of 2021 compared with USD 6.9 billion in the fourth quarter of 2020. This was split between USD 5.4 billion of net outflows in Workplace Solutions, USD 2.6 billion of net outflows in Individual Solutions, and was partly offset by USD 0.1 billion of net inflows in Brazil.

Net outflows in Workplace Solutions were driven by USD 5.1 billion of net outflows in the lower-margin large market segment of Retirement Plans in the fourth quarter of 2021. The Middle-Market segment of Retirement Plans, where Transamerica aims to compete as a top-5 player, reported net outflows of USD 0.7 billion. These were offset by consolidation and customer retention efforts, which led to net deposits in individual retirement accounts (IRAs) of USD 0.4 billion.

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In Individual Solutions, net outflows increased from USD 0.9 billion in the fourth quarter of 2020 to USD 2.6 billion in the same period of this year. Net outflows were mainly driven by USD 2.1 billion of net outflows from Variable Annuities following the decision to stop the sale of variable annuities with significant interest rate sensitive riders. This included USD 0.4 billion of outflows related to the lump-sum buy-out program for certain variable annuities policies. Mutual Funds reported net outflows of USD 0.2 billion. This follows six consecutive quarters with positive net deposits. Furthermore, the run-off of the Fixed Annuities book contributed USD 0.2 billion in net outflows.

Market consistent value of new business

Market consistent value of new business increased from USD 76 million in the fourth quarter of 2020 to USD 123 million in the fourth quarter of 2021. The value of new business in Individual Solutions benefited from the decision to stop selling variable annuities with significant interest rate sensitive riders; these contracts had negative new business margins in the fourth quarter of 2020. Next to this, increasing sales in Life and Accident & Health were the main driver to increase the value of new business of Individual Solutions to USD 93 million from USD 29 million in the fourth quarter last year. Workplace Solutions benefited from a one-time item leading to a new business value of USD 41 million in the fourth quarter of 2020, while this quarter came in at USD 25 million. The value of new business in Brazil was stable at USD 5 million.

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The Netherlands

The Netherlands								unaudited
EUR in millions	Notes	4Q 2021	4Q 2020	%	3Q 2021	%	FY 2021	FY 2020	%

Life		137	127	8	128	7	519	466	11
Mortgages		19	14	32	17	10	71	51	39
Bank		31	24	28	29	6	115	113	2
Workplace solutions		8	2	n.m.	16	(51)	50	35	41
Operating result		195	168	16	190	3	755	665	13
Fair value items		(121)	(624)	81	(261)	54	(201)	50	n.m.
Realized gains / (losses) on investments		29	4	n.m.	72	(59)	118	14	n.m.
Net impairments		12	5	152	16	(25)	40	(49)	n.m.
Non-operating items		(79)	(615)	87	(173)	54	(44)	15	n.m.
Other income/(charges)		(147)	488	n.m.	(2)	n.m.	(23)	78	n.m.
Result before tax		(31)	41	n.m.	15	n.m.	688	758	(9)
Income tax		(5)	(75)	93	(6)	7	(183)	(197)	7
Net result		(37)	(34)	(8)	10	n.m.	505	561	(10)

Operating expenses		184	201	(8)	166	11	729	763	(4)
of which addressable expenses		156	166	(6)	147	6	607	633	(4)

Bank		5,388	5,829	(8)	4,450	21	19,006	15,453	23
Workplace solutions		236	339	(30)	210	13	896	946	(5)
Total gross deposits	9	5,623	6,168	(9)	4,659	21	19,902	16,399	21

Bank		(158)	601	n.m.	(929)	83	(1,012)	960	n.m.
Workplace Solutions		187	310	(40)	182	2	739	798	(7)
Total net deposits / (outflows)	9	28	911	(97)	(747)	n.m.	(273)	1,758	n.m.

Mortgage origination		2,269	2,835	(20)	2,658	(15)	10,856	11,069	(2)

New life sales (recurring plus 1/10 single)		17	22	(20)	20	(13)	74	92	(19)
New premium production accident & health insurance		2	1	55	2	(11)	10	16	(37)
New premium production property & casualty insurance		5	4	20	5	(5)	20	15	40

4Q 2021 Results - 19

The Hague – February 9, 2022

Operating result

Aegon’s operating result in the Netherlands increased by 16% compared with the fourth quarter of 2020 to EUR 195 million, with all lines of business contributing to the higher result. Expense savings and business growth supported the higher operating result in the Netherlands.

•

The operating result from Life increased by 8% to EUR 137 million in the fourth quarter of 2021. This was driven by lower addressable and investments expenses compared with the comparable quarter last year. The investment income benefited from record high mortgage pre-payment compensations. There was a partial offset from a less favorable disability result.

•

The operating result from Mortgages increased by 32% to EUR 19 million driven by higher fees resulting from business growth and higher revenues from customer pre-payment compensations. Mortgages under administration increased by 9% compared with the end of the fourth quarter of 2020 to EUR 60 billion.

•

The operating result from Bank increased by 28% to EUR 31 million, mainly driven by the positive impact from expense savings initiatives. Another driver was higher fee income from growth in the number of fee-paying customers at Knab.

•

The operating result from Workplace Solutions increased by EUR 6 million to EUR 8 million in the fourth quarter of 2021. This was mainly driven by the non-life business, since the fourth quarter of 2020 included additions to the disability reserves. This more than offset a decrease in TKP’s operating result, in part due to a large pension fund having left at the beginning of 2021.

Net result

The net result amounted to a loss of EUR 37 million, and was mostly driven by Other charges. Together with negative non-operating items, these more than offset the operating result.

Non-operating items in the Netherlands amounted to a loss of EUR 79 million and were driven by negative fair value items of EUR 121 million, mostly due to the negative impact of interest curve flattening. There was a partial offset through positive real estate revaluations following a strong Dutch housing market. Realized gains on investments and net recoveries contributed EUR 29 million and EUR 12 million, respectively.

Other charges amounted to EUR 147 million. For the largest part, this is a consequence of model and assumption changes. These included the impact of more granular modeling driven by the conversion of the administration of defined benefit pensions to TKP. In addition, there were one-time investments related to the operational improvement plan.

The loss before tax amounted to EUR 31 million. After the tax charge of EUR 5 million, the net loss amounted to EUR 37 million.

Expenses

Addressable expenses decreased by EUR 10 million compared with the same period last year to EUR 156 million in the fourth quarter of 2021. Expense savings initiatives, which led to lower costs of outsourced services and lower office cost, drove the addressable expenses down. In addition, there was a benefit from lower pension cost for own employees as a consequence of lower interest rates. There was a partial offset by the impact of a change in the accounting treatment of mortgage administration expenses since the beginning of 2021.

Operating expenses decreased by 8% to EUR 184 million driven by lower addressable expenses and lower one-time investments. One-time investments related to the operational improvement plan amounted to EUR 20 million in the fourth quarter of 2021.

Sales

Workplace Solutions net deposits decreased by 40% to EUR 186 million in the fourth quarter of 2021 driven by a large contract win in the fourth quarter of last year that did not reoccur.

Net outflows for the Bank amounted to EUR 158 million. The growth in deposits from new Knab customers was more than offset by outflows, mainly stemming from Aegon’s decision earlier in 2021 to stop offering savings products to

4Q 2021 Results - 20

The Hague – February 9, 2022

non-fee-paying customers. Due to low market interest rates, Aegon could not offer these savings products to its customers in a profitable way. These customers were offered the opportunity to either transfer their funds to another bank or transfer their funds to a fee-based Knab account. This program has now been completed.

Mortgage production decreased by EUR 0.6 billion to EUR 2.3 billion in the fourth quarter of 2021, of which EUR 1.6 billion was for third-party investors. Third-party investors pay Aegon a fee for originating and servicing these mortgages. The decrease is driven by lower mortgage spreads in combination with Aegon’s focus on maintaining attractive margins.

New premium production for accident & health insurance amounted to EUR 2 million. New premium production for property & casualty insurance increased by 20% to EUR 5 million, driven by good commercial momentum in Motor.

New life sales decreased by 20% to EUR 17 million, as expected, following the decision to classify the Dutch Life business as a Financial Asset and to close most products for new sales. The remaining sales were mostly from direct annuities, which are linked to Aegon’s defined contribution business and remain a core product.

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The Hague – February 9, 2022

United Kingdom

United Kingdom								unaudited
GBP in millions	Notes	4Q 2021	4Q 2020	%	3Q 2021	%	FY 2021	FY 2020	%

Operating result		42	29	45	44	(5)	158	128	24
Fair value items		(7)	(48)	85	12	n.m.	(53)	(2)	n.m.
Realized gains / (losses) on investments		9	-	n.m.	-	n.m.	9	-	n.m.
Net impairments		-	-	n.m.	-	n.m.	-	-	n.m.
Non-operating items		2	(48)	n.m.	12	(85)	(44)	(1)	n.m.
Other income/(charges)	5	(3)	(3)	12	(2)	(41)	1	(61)	n.m.
Result before tax		41	(23)	n.m.	54	(24)	115	66	74
Income tax		(9)	(8)	(6)	(11)	23	(10)	(6)	(62)
Net result		32	(31)	n.m.	42	(24)	104	60	75

Operating expenses		96	97	(1)	98	(2)	386	406	(5)
of which addressable expenses		84	83	1	86	(2)	335	341	(2)

Total gross deposits*	9	12,058	192	n.m.	1,191	n.m.	21,292	7,646	178

Retail		(38)	(310)	88	(53)	29	(210)	(1,095)	81
Workplace Solutions		542	(486)	n.m.	(405)	n.m.	1,493	1,104	35
Institutional		9,041	(2,662)	n.m.	(1,749)	n.m.	8,754	(2,548)	n.m.
Traditional products		(362)	(227)	(59)	(328)	(10)	(1,246)	(651)	(91)
Total net deposits / (outflows)	9	9,183	(3,687)	n.m.	(2,534)	n.m.	8,792	(3,190)	n.m.
New life sales (recurring plus 1/10 single)	6,9	7	7	1	7	(1)	27	30	(10)

* Institutional deposits are included on net basis

4Q 2021 Results - 22

The Hague – February 9, 2022

Operating result

The operating result from the United Kingdom increased by 45% compared with the fourth quarter of 2020 to GBP 42 million. This was driven by higher fee revenues driven by favorable equity markets and a provision release. These more than offset the impacts from the loss of earnings from the sale of Stonebridge and the gradual run-off of the traditional product portfolio.

Net result

Aegon UK reported a net result of GBP 32 million in the fourth quarter of 2021. This was primarily driven by the operating result.

Non-operating items amounted to a gain of GBP 2 million driven by fair value items. This reflects a realized gain from a bond sale and was partially offset by the negative impact from hedges to protect the solvency position.

Other charges amounted to GBP 3 million. One-time investments related to the operational improvement plan were partly offset by a favorable impact from income related to policyholder taxes.

Expenses

In the fourth quarter of 2021, addressable expenses increased by 1% compared with the same period last year to GBP 84 million. This was driven principally by small increases in one-off costs.

Operating expenses decreased by 1% to GBP 96 million. This was driven by lower restructuring expenses. One-time investments related to the operational improvement plan amounted to GBP 7 million in the fourth quarter of 2021.

Sales

Net inflows amounted to GBP 9.2 billion, compared with net outflows of GBP 3.7 billion in the fourth quarter of 2020.

For Retail, net deposits improved to net outflows of GBP 38 million, whereas the fourth quarter of 2020 showed net outflows of GBP 310 million. This improvement is the result of stronger retail investor sentiment and reflects the benefits from a number of ongoing investments in the business.

Net inflows in Workplace amounted to GBP 542 million, whereas the fourth quarter of last year had net outflows of GBP 486 million. This was mainly driven by the termination of a large, low-margin investment-only scheme in the same period last year.

Net inflows for the Institutional business amounted to GBP 9.0 billion in the fourth quarter of 2021, compared with GBP 2.7 billion of net outflows in the same period last year. The institutional business is low-margin and deposits can be lumpy.

For Traditional products, net outflows amounted to GBP 362 million. This was in line with expectations, as a result of the gradual run-off of this book.

New life sales amounted to GBP 7 million, which was stable compared with the same period last year. This was driven by trading conditions still subdued due to the impact of COVID-19.

Market consistent value of new business

MCVNB for the fourth quarter of 2021 amounted to GBP 14 million, while it amounted to GBP 3 million in the fourth quarter of 2020. The increase was mainly driven by higher premium increments by existing customers, which led to higher volumes and a more favorable product mix.

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The Hague – February 9, 2022

 International

International								unaudited

EUR in millions	Notes	4Q 2021	4Q 2020%		3Q 2021%		FY 2021	FY 2020%

Spain & Portugal		23	16	46	22	5	75	53	41
China		9	5	95	4	117	24	18	38
TLB		21	9	138	19	12	77	57	34
Others		(6)	9	n.m.	(9)	34	(31)	36	n.m.
Operating result*		48	39	23	36	33	145	164	(12)
Fair value items		(11)	-	n.m.	(4)	(153)	(18)	(7)	(142)
Realized gains / (losses) on investments		(5)	7	n.m.	4	n.m.	2	46	(96)
Net impairments		-	(11)	96	1	n.m.	1	(16)	n.m.
Non-operating items		(16)	(4)	n.m.	-	n.m.	(15)	22	n.m.
Other income/(charges)*		25	(16)	n.m.	11	118	65	(1)	n.m.
Result before tax		56	19	192	48	17	195	186	5
Income tax		(7)	8	n.m.	(12)	43	(36)	(22)	(68)
Net result		49	27	80	37	35	159	164	(3)

Operating expenses		93	108	(14)	97	(5)	386	400	(3)
of which addressable expenses		28	25	10	27	5	113	115	(2)
Addressable expenses in constant currency		28	25	10	27	4	113	113	-

Spain & Portugal		5	4	20	3	63	15	15	4
China		3	1	n.m.	-	n.m.	10	9	14
Others		-	77	n.m.	-	n.m.	-	296	n.m.
Total gross deposits*	9	7	82	(91)	3	141	26	320	(92)

Spain & Portugal		-	1	(50)	-	200	-	3	(89)
China		(1)	(2)	61	(1)	39	3	3	(17)
Others		-	39	n.m.	-	n.m.	-	148	n.m.
Total net deposits / (outflows)*	9	-	38	n.m.	(1)	68	3	155	(98)

Spain & Portugal		13	12	5	11	21	48	43	11
China		20	15	37	14	49	90	97	(7)
TLB		3	3	17	2	80	11	8	34
Others		-	23	(100)	-	(34)	2	84	(97)
New life sales (recurring plus 1/10 single)*	9	36	52	(31)	26	39	151	233	(35)

New premium production accident & health insurance		10	12	(19)	6	73	31	29	6
New premium production property & casualty insurance		19	28	(32)	16	21	76	111	(32)

  * Following the announcement to sell Aegon’s operations in CEE, results from these businesses previously reported in operating results are prospectively (from January 1, 2021) recorded within Other income/ (charges). Sales metrics no longer include the performance of operations in CEE.

4Q 2021 Results - 24

The Hague – February 9, 2022

Operating result

The operating result from International increased by 23% to EUR 48 million in the fourth quarter of 2021. The increase reflects the benefits from business growth in Spain & Portugal and China, and more favorable claims experience across the businesses. These were partly offset by the reclassification of the result of Central & Eastern Europe from operating result to Other income, following the announced divestment of the business. Adjusting for this impact and on a constant currency basis, the operating result almost doubled with all businesses contributing to the increase.

●

The operating result from Spain & Portugal was EUR 23 million, 46% higher than in the fourth quarter of 2020. This was the result of portfolio growth and favorable claims experience, partly offset by higher expenses driven by business growth.

●	China’s operating result rose by 95% to EUR 9 million, largely reflecting a growing portfolio.
●

TLB, the high-net-worth business, recorded an operating result of EUR 21 million, more than double the operating result in the fourth quarter of 2020. The increase was mainly driven by an improved investment margin, reflecting a lowering of the crediting rate with the aim to offset lower reinvestment yields. Furthermore, the fourth quarter 2020 result for TLB was impacted by adverse claims experience.

●

For the Others segment, the operating result declined by EUR 14 million to a loss of EUR 6 million. This was largely due to the reclassification of the result of Central & Eastern Europe from operating result to Other income. This was partly offset by reduced regional expenses.

Net result

The result before tax amounted to EUR 56 million in the fourth quarter of 2021. This reflects Other income of EUR 25 million predominantly from the result of the businesses in Central & Eastern Europe, and a non-operating loss of EUR 16 million largely driven by the revaluation of an earn-out obligation in Central & Eastern Europe. After the tax charge of EUR 7 million, the net result was EUR 49 million. The effective tax rate amounted to 12%.

Expenses

Addressable expenses increased by 10% on a constant currency basis compared with the fourth quarter of 2020 to EUR 28 million, as the benefit from expense savings initiatives across the businesses was more than offset by increased expenses due to business growth in Spain.

Operating expenses were EUR 93 million in the fourth quarter of 2021, a decrease of 14% on a constant currency basis compared with the fourth quarter of last year. This largely reflects lower restructuring expenses, lower sales expenses in China, and expense savings in Central & Eastern Europe.

Sales

New life sales declined by 31% on a constant currency basis compared with the fourth quarter of 2020 to EUR 36 million, as last year’s fourth quarter still included the new life sales of Central & Eastern Europe. Adjusting for this impact and on a constant currency basis, new life sales increased by 15%.

●	New life sales in Spain & Portugal increased by 5% to EUR 13 million, mainly due to sales growth in the bancassurance channel.
●

China recorded an increase of 37% in new life sales to EUR 20 million, reflecting higher sales through the agency, broker and bank channels despite industry-wide lower demand for critical illness products.

●	For TLB, new life sales increased by 17% to EUR 3 million driven by higher Index Universal Life sales following the launch of new, capital-light products.
●	In the Other segment, sales decreased by EUR 23 million, largely reflecting the exclusion of sales from Central & Eastern Europe as of 2021, following the announced divestment of the business.

New premium production for accident & health insurance amounted to EUR 10 million, a decrease of 19% compared with the fourth quarter of 2020. Higher sales in Portugal, following the launch of new products, were more than offset by lower sales in Spain compared with the same period last year. New premium production for property & casualty insurance decreased by 32% to EUR 19 million reflecting the exclusion of sales from Central & Eastern Europe as of 2021, following the announced divestment of the business. Adjusting for this impact and on constant currency basis, property & casualty sales increased by 13%. This was due to higher sales in Spain & Portugal, which were driven by the introduction of a new household insurance product in the bancassurance channel.

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The Hague – February 9, 2022

Net deposits were EUR 0 million, while last year’s net deposits were EUR 38 million. This decline was mainly caused by the exclusion of net deposits from Central & Eastern Europe.

Market consistent value of new business

The market consistent value of new business (MCVNB) in International decreased by 31% compared with the same period last year to EUR 22 million in the fourth quarter of 2021. Adjusting for the exclusion of Central & Eastern Europe following the announced divestment of the business and on a constant currency basis, the MCVNB decreased by 14%. This was mainly driven by a less favorable product mix as well as lower interest rates in China. This decrease was partly offset by higher new business vaue in Spain & Portugal driven by increased sales in the bancassurance channel.

4Q 2021 Results - 26

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 Asset Management

Asset Management								unaudited

EUR in millions	Notes	4Q 2021	4Q 2020	%	3Q 2021	%	FY 2021	FY 2020	%

Global Platforms		13	20	(34)	13	(3)	54	46	17
Strategic Partnerships		36	34	7	44	(19)	199	136	47
Operating result		49	53	(8)	58	(15)	253	182	39
Fair value items		-	29	n.m.	-	(52)	(1)	22	n.m.
Realized gains / (losses) on investments		-	-	19	-	n.m.	2	1	148
Net impairments		(1)	(1)	53	-	n.m.	(1)	(1)	53
Non-operating items		-	28	n.m.	-	n.m.	-	22	(99)
Other income / (charges)		(6)	(7)	11	(6)	2	(18)	(8)	(123)
Result before tax		43	74	(42)	52	(17)	235	195	21
Income tax		(6)	(10)	40	(15)	61	(65)	(44)	(47)
Net result		37	64	(43)	36	1	170	151	13

Management fees		158	136	16	152	4	602	506	19
Performance fees		16	21	(22)	11	46	112	105	7
Other		18	22	(17)	17	3	75	65	16
Total revenue*		191	178	7	180	6	788	676	17

Global Platforms		114	116	(2)	107	6	430	421	2
Strategic Partnerships		78	62	26	73	6	359	255	41
Total revenue*		191	178	7	180	6	788	676	17

Operating Expenses		146	117	24	132	10	552	485	14
of which addressable expenses		99	86	15	92	7	371	359	3
Addressable expenses in constant currency		99	88	12	92	7	371	357	4

Operating Margin - Global Platforms		11.7%	16.2%		12.5%		12.6%	10.9%

General Account		5,089	6,333	(20)	2,688	89	16,190	22,153	(27)
Affiliate		3,244	3,312	(2)	3,031	7	10,569	9,966	6
Third Party		5,818	4,547	28	5,736	1	26,086	19,831	32
Global Platforms		14,152	14,192	n.m.	11,456	24	52,845	51,950	2
Strategic Partnerships		36,303	25,855	40	32,723	11	131,204	115,544	14
Gross deposits		50,455	40,046	26	44,179	14	184,049	167,494	10

General Account		(1,588)	2,741	n.m.	(1,126)	(41)	(5,489)	9,603	n.m.
Affiliate		(799)	1,024	n.m.	(107)	n.m.	(2,431)	266	n.m.
Third Party		419	997	(58)	2,392	(82)	5,049	541	n.m.
Global Platforms		(1,968)	4,763	n.m.	1,158	n.m.	(2,870)	10,410	n.m.
Strategic Partnerships		2,696	2,160	25	1,344	101	7,835	5,371	46
Net deposits		728	6,923	(89)	2,502	(71)	4,965	15,781	(69)

  * Net fees and commissions

4Q 2021 Results - 27

The Hague – February 9, 2022

Operating result

The operating result from Aegon Asset Management decreased by 8% compared with the fourth quarter of 2020 to EUR 49 million. Higher management fees from Global Platforms and Strategic Partnerships – driven by third-party net deposits and favorable market movements – were more than offset by accruals of performance-related compensation, as well as lower disposition and performance fees compared with the same period last year.

●

The operating result from Global Platforms decreased by 35% to EUR 13 million in the fourth quarter. This was driven by accruals of performance-related compensation. In addition, there were lower disposition and performance fees compared with the same period last year. This more than offset the higher management fees, mainly in the fixed income platform, as a result of third-party net deposits and favorable markets movements.

●

The operating result from Strategic Partnerships increased by 7% to EUR 36 million driven by Aegon’s Chinese asset management joint venture, Aegon-Industrial Fund Management Company (AIFMC). Management fees for AIFMC increased by 35% compared to the same period last year, driven by higher asset balances as a result of net deposits, including from new fund launches, and favorable equity markets. Performance fees net of performance-based compensation for AIFMC decreased by EUR 2 million and amounted to EUR 8 million.

Net results

The result before tax from Asset Management decreased by 42% compared with the same period last year to EUR 43 million in the fourth quarter of 2021. This is driven by the non-recurrence of a fair value gain of EUR 29 million in the fourth quarter of last year. After the income tax charge of EUR 6 million, the net result amounted to EUR 37 million. The effective tax rate amounted to 16%.

Revenues

Total revenues increased by EUR 13 million compared with the same period last year to EUR 191 million in the fourth quarter of 2021. This was driven by an increase in management fees from Global Platforms and AIFMC compared with the same period last year. Management fees increased by EUR 21 million to EUR 158 million, driven by net deposits and favorable market movements. Performance fees and other revenues totaled EUR 34 million for the fourth quarter of 2021, a EUR 9 million reduction in comparison with the same period last year driven in part by lower disposition and performance fees.

Expenses

Addressable expenses – related to Global Platforms – increased by EUR 13 million to EUR 99 million in the fourth quarter of 2021. This increase was mainly driven by accruals of performance-related compensation of EUR 9 million and unfavorable currency movements. These impacts were partly offset by lower administrative expenses compared with the same period last year.

Operating expenses increased by 24% to EUR 146 million mainly driven by higher accruals for performance-related compensation in AIFMC and in Global Platforms. In addition, there were higher one-time investments related to the operational improvement plan for Global Platforms of EUR 4 million in the fourth quarter of 2021.

Sales

Third-party net deposits remained broadly stable compared with the fourth quarter of 2020 at EUR 3.1 billion. This was split between EUR 0.4 billion in Global Platforms and EUR 2.7 billion in Strategic Partnerships. 2021 was the tenth consecutive full year of positive third-party net deposits and reflects the strength of Aegon Asset Management’s investment performance.

Global Platform third-party net deposits decreased by EUR 0.6 billion to EUR 0.4 billion in the fourth quarter of 2021, as net deposits in the fixed income platform were offset by net outflows from the fiduciary and multi management platform. Strategic Partnerships third-party net deposits increased by EUR 0.5 billion to EUR 2.7 billion in the fourth quarter of 2021 driven by net deposits in AIFMC, and benefitted from new fund launches.

Net outflows from the general account were EUR 1.6 billion in the fourth quarter of 2021 compared with net deposits of EUR 2.7 billion in the fourth quarter last year. This was mainly attributable to the announced reinsurance transaction with Wilton Re in the United States in the fourth quarter. Net outflows from affiliates were EUR 0.8 billion in the fourth quarter of 2021 driven by the United Kingdom.

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Assets under management

Assets under management increased by EUR 22 billion compared with December 31, 2020, to EUR 410 billion. This was mainly attributable to third-party net deposits and favorable market movements.

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Market consistent value of new business								unaudited
EUR millions, after tax	Notes	4Q 2021	4Q 2020	%	3Q 2021	%	FY 2021	FY 2020	%

Americas		107	65	64	81	32	362	134	170
The Netherlands		3	-	n.m.	(1)	n.m.	8	(5)	n.m.
United Kingdom		17	3	n.m.	20	(14)	89	47	90
International		22	33	(31)	13	78	78	86	(9)
Total		149	101	47	112	33	538	262	105

Modelled new business: APE								unaudited
EUR millions, after tax	Notes	4Q 2021	4Q 2020	%	3Q 2021	%	FY 2021	FY 2020	%

Americas		184	119	54	149	24	2,512	668	n.m.
The Netherlands		60	20	n.m.	55	10	438	94	n.m.
United Kingdom		515	337	53	509	1	2,086	1,533	36
International		173	271	(36)	70	147	431	750	(43)
Total		933	748	25	783	19	5,466	3,045	79

Modelled new business: Deposits								unaudited
EUR millions, after tax	Notes	4Q 2021	4Q 2020	%	3Q 2021	%	FY 2021	FY 2020	%

Americas		1,864	1,888	(1)	1,845	1	7,668	8,637	(11)
The Netherlands		161	86	88	41	n.m.	531	232	128
United Kingdom		-	-	-	-	-	-	-	-
International		3	3	3	-	n.m.	12	18	(35)
Total		2,028	1,977	3	1,886	8	8,211	8,887	(8)

Exchange rates	EUR/USD		EUR/GBP
	2021	2020	2021	2020
Current quarter YTD income statement (average rate)	1.1831	1.1416	0.8598	0.8892
Prior quarter YTD income statement (average rate)	1.1964	1.1245	0.8637	0.8848
Current quarter balance sheet (closing rate)	1.1372	1.2236	0.8396	0.8951
Prior quarter balance sheet (closing rate)	1.1590	1.1727	0.8595	0.9071

4Q 2021 Results - 30

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Additional information

Presentation

The conference call presentation is available on aegon.com as of 7.30 a.m. CET.

Supplements

Aegon’s 4Q 2021 Financial Supplement and other supplementary documents are available on aegon.com.

Conference call including Q&A

The conference call starts at 9:00 a.m. CET, with an audio webcast on aegon.com. Two hours after the conference call, a replay will be available on aegon.com.

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With ‘click to join’, there is no need to dial-in for the conference call. Simply click the link below, enter your information and you will be called back to directly join the conference. The link becomes active 15 minutes prior to the scheduled start time. Click here to connect. Should you wish not to use the ‘click to join’ function, dial-in numbers are also available.

Dial-in numbers for conference call

United States: +1 720 452 7989

United Kingdom: +44 (0)330 336 9601

The Netherlands: +31 (0) 20 703 8218

Passcode: 3665580

Financial calendar 2022

First quarter 2022 results – May 12

Annual General Meeting – May 31

Ex-dividend date final dividend 2021 – June 2

Publication stock fraction final dividend 2021 – June 29

Payment date final dividend 2021 – July 6

Second quarter 2022 results – August 11

Ex-dividend date interim dividend 2022 – August 23

Payment date interim dividend 2022 – September 21

Third quarter 2022 results – November 10

About Aegon

Aegon is an integrated, diversified, international financial services group. The company offers investment, protection, and retirement solutions, with a strategic focus on three core markets (the United States, the United Kingdom, and the Netherlands), three growth markets (Spain & Portugal, Brazil, and China), and one global asset manager.

Aegon’s purpose of Helping people live their best lives runs through all its activities. As a leading global investor and employer, the company seeks to have a positive impact by addressing critical environmental and societal issues, with a focus on climate change and inclusion & diversity.

Aegon is headquartered in The Hague, the Netherlands, and listed on Euronext Amsterdam and the New York Stock Exchange. More information can be found at aegon.com.

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The Hague – February 9, 2022

Notes (1 of 2)

1)

For segment reporting purposes operating result, operating result after tax, operating expenses, addressable expenses, income tax (including joint ventures (jv’s) and associated companies), result before tax (including jv’s and associated companies) and market consistent value of new business are calculated by consolidating on a proportionate basis the revenues and expenses of Aegon’s joint ventures and Aegon’s associates. Aegon believes that these non-IFRS measures provide meaningful information about the underlying results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business. Among other things, Aegon’s senior management is compensated based in part on Aegon’s results against targets using the non-IFRS measures presented here. While other insurers in Aegon’s peer group present substantially similar non-IFRS measures, the non-IFRS measures presented in this document may nevertheless differ from the non- IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards. Readers are cautioned to consider carefully the different ways in which Aegon and its peers present similar information before comparing them.

Aegon believes the non-IFRS measures shown herein, when read together with Aegon’s reported IFRS financial statements, provide meaningful supplemental information for the investing public to evaluate Aegon’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs to measure the insurance contract liability) and that can make the comparability from period to period difficult.

Aegon segment reporting is based on the businesses as presented in internal reports that are regularly reviewed by the Executive Board which is regarded as the chief operating decision maker.

Segment information						unaudited
		4Q 2021			4Q 2020

EUR millions	Segment total	Joint ventures and associates eliminations	Consolidated	Segment total	Joint ventures and associates eliminations	Consolidated

Operating result after tax	405	69	474	409	36	446
Tax on operating result	(65)	16	(49)	(70)	14	(56)
Operating result	470	53	523	479	22	501
Fair value items	160	(67)	93	(523)	(40)	(564)
Realized gains / (losses) on investments	121	(2)	119	76	-	76
Net impairments	15	-	16	(23)	1	(22)
Non-operating items	296	(68)	228	(471)	(39)	(510)
Other income / (charges)	(139)	-	(139)	368	14	382
Result before tax	627	(16)	611	376	(2)	374
Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	16	(16)	-	2	(2)	-

Income tax (expense) / benefit	(101)	16	(85)	(105)	2	(103)
Of which income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(16)	16	-	(2)	2	-
Net result	526	-	526	271	-	271

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The Hague – February 9, 2022

Segment information			unaudited
	3Q 2021

EUR millions	Segment total	Joint ventures and associates eliminations	Consolidated

Operating result after tax	365	40	405
Tax on operating result	(78)	18	(60)
Operating result	443	22	465
Fair value items	(130)	(38)	(167)
Realized gains / (losses) on investments	132	(2)	130
Net impairments	6	(1)	5
Non-operating items	9	(40)	(31)
Other income / (charges)	(559)	-	(559)
Result before tax	(107)	(18)	(124)
Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	18	(18)	-

Income tax (expense) / benefit	47	18	65
Of which income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(18)	18	-
Net result	(60)	-	(60)

Segment information						unaudited
	FY 2021			FY 2020

EUR millions	Segment total	Joint ventures and associates eliminations	Consolidated	Segment total	Joint ventures and associates eliminations	Consolidated

Operating result after tax	1,582	120	1,702	1,425	68	1,492
Tax on operating result	(324)	-	(324)	(285)	-	(285)
Operating result	1,906	120	2,026	1,710	68	1,777
Fair value items	501	(120)	381	(421)	(64)	(485)
Realized gains / (losses) on investments	446	-	446	150	-	150
Net impairments	52	-	52	(237)	(4)	(240)
Non-operating items	1,000	(120)	879	(507)	(68)	(575)
Other income / (charges)	(849)	-	(849)	(1,239)	-	(1,239)
Result before tax	2,056	-	2,056	(37)	-	(37)
Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	-	-	-	-	-	-

Income tax (expense) / benefit	(355)	-	(355)	92	-	92
Of which income tax from certain proportionately consolidated joint ventures and associates included in income before tax	-	-	-	-	-	-
Net result	1,701	-	1,701	55	-	55

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The Hague – February 9, 2022

Notes (2 of 2)

2)	New life sales is defined as new recurring premiums plus 1/10 of single premiums.
3)

The present value, at point of sale, of all cashflows for new business written during the reporting period, calculated using approximate point of sale economics assumptions. Market consistent value of new business is calculated using a risk neutral approach, ignoring the investment returns expected to be earned in the future in excess of risk-free rates (swap curves), with the exception of an allowance for liquidity premium. The Swap curve is extrapolated beyond the last liquid point to an ultimate forward rate. The market consistent value of new business is calculated on a post-tax basis, after allowing for the time value financial options and guarantees, a market value margin for non-hedgeable non-financial risks and the costs of non-hedgeable stranded capital.

4)	Return on equity is a ratio calculated by dividing the operating result after cost of leverage by the average shareholders’ equity excluding the revaluation reserve.
5)	Included in Other income/(charges) are income/(charges) made to policyholders with respect to income tax in the United Kingdom.
6)

Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to Aegon’s investment contract liabilities for UK.

7)	APE = recurring premium + 1/10 single premium.
8)	Reconciliation of operating expenses, used for segment reporting, to Aegon’s IFRS based operating expenses.

unaudited	4Q 2021	4Q 2020	FY 2021	FY 2020

Employee expenses	424	473	1,897	1,995
Administrative expenses	418	385	1,581	1,593
Operating expenses for IFRS reporting	842	858	3,478	3,587
Operating expenses related to jv’s and associates	71	66	297	264
Operating expenses in earnings release	913	924	3,775	3,852

9)	New life sales, gross deposits and net deposits data include results from Aegon’s joint ventures and Aegon’s associates consolidated on a proportionate basis.
10)

The calculation of the Solvency II capital surplus and ratio are based on Solvency II requirements. For insurance entities in Solvency II equivalent regimes (United States, Bermuda and Brazil) local regulatory solvency measurements are used. Specifically, required capital for the regulated entities in the US is calculated as one and a half times (150%) the upper end of the Company Action Level range (200% of Authorized Control Level) as applied by the National Association of Insurance Commissioners in the US, while the own funds is calculated by applying a haircut to available capital under the local regulatory solvency measurement of one time (100%) the upper end of the Company Action Level range. For entities in financial sectors other than the insurance sector, the solvency requirements of the appropriate regulatory framework are taken into account in the group ratio. The group ratio does include Aegon Bank N.V. As the UK With-Profit funds is ring fenced, no surplus is taken into account regarding the UK With-Profit funds for Aegon UK and Group numbers.

11)

The Solvency II capital ratio reflects Aegon’s interpretation of Solvency II requirements and are not final until filed with the regulators. The Solvency II capital calculation is subject to supervisory review on an ongoing basis.

12)	The numbers in this release are unaudited.

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The Hague – February 9, 2022

Cautionary note regarding non-IFRS-EU measures

This document includes the following non-IFRS-EU financial measures: operating result, income tax, result before tax, market consistent value of new business, return on equity and addressable expenses. These non-IFRS-EU measures, except for addressable expenses, are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures, except for market consistent value of new business and return on equity, to the most comparable IFRS-EU measure is provided in the notes to this press release. Market consistent value of new business is not based on IFRS-EU, which are used to report Aegon’s primary financial statements and should not be viewed as a substitute for IFRS-EU financial measures. Aegon may define and calculate market consistent value of new business differently than other companies. Return on equity is a ratio using a non-IFRS-EU measure and is calculated by dividing the operating result after tax less cost of leverage by the average shareholders’ equity excluding the revaluation reserve. Operating expenses are all expenses associated with selling and administrative activities (excluding commissions) after reallocation of claim handling expenses to benefits paid. This includes certain expenses recorded in other charges, including restructuring charges. Addressable expenses are expenses reflected in the operating result, excluding deferrable acquisition expenses, expenses in joint ventures and associates and expenses related to operations in CEE countries. Aegon believes that these non-IFRS-EU measures, together with the IFRS-EU information, provide meaningful supplemental information about the operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

Local currencies and constant currency exchange rates

This document contains certain information about Aegon’s results, financial condition and revenue generating investments presented in USD for the Americas and in GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon’s primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, could, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

○	Changes in general economic and/or governmental conditions, particularly in the United States, the Netherlands and the United Kingdom;
○	Changes in the performance of financial markets, including emerging markets, such as with regard to:
–	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;
–	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and
–	The effects of declining creditworthiness of certain public sector securities and the resulting decline in the value of government exposure that Aegon holds;
○	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;
○

Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

○

Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the written premium, policy retention, profitability and liquidity of its insurance subsidiaries;

○	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;
○	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;
○	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;
○

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

○	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
○

Catastrophic events, either manmade or by nature, including by way of example acts of God, acts of terrorism, acts of war and pandemics, could result in material losses and significantly interrupt Aegon’s business;

○	The frequency and severity of insured loss events;
○	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;
○

Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;

○	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;
○

Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

○	Customer responsiveness to both new products and distribution channels;
○

As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, operational risks such as system disruptions or failures, security or data privacy breaches, cyberattacks, human error, failure to safeguard personally identifiable information, changes in operational practices or inadequate controls including with respect to third parties with which we do business may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

○

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

○

Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies, as well as other management initiatives related to cost savings, cash capital at Holding, gross financial leverage and free cash flow;

○	Changes in the policies of central banks and/or governments;
○	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;
○	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;
○

Consequences of an actual or potential break-up of the European monetary union in whole or in part, or the exit of the United Kingdom from the European Union and potential consequences if other European Union countries leave the European Union;

○

Changes in laws and regulations, particularly those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, and the attractiveness of certain products to its consumers;

○	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;
○

Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII); and

○

Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results, shareholders’ equity or regulatory capital adequacy levels.

This document contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation (596/2014). Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward- looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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